July 28, 2025

Cheung Po Lui
Chief Executive Officer
Acco Group Holdings Limited
Unit 2406, 24/F
Low Block, Grand Millennium Plaza
181 Queen   s Road Central, Hong Kong

       Re: Acco Group Holdings Limited
           Registration Statement on Form F-1
           Filed July 18, 2025
           File No. 333-288756
Dear Cheung Po Lui:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed July 18, 2025
Capitalization, page 61

1. It appears the indebtedness in the table is solely the sum of current and noncurrent operating lease liabilities. If true, please revise the line description to so state. If your intention is to include in this line all operating liabilities, such as accounts payable, accrued liabilities and other payables, etc., reported in the balance sheet, revise accordingly.
2. In the ordinary share line item, please show the number of shares expected to be outstanding pro forma and pro forma with full exercise of over allotment shares.
3. Please explain to us and disclose what the "*" at the end of the ordinary share line represents.
 July 28, 2025
Page 2

4. Please explain to us what the net proceeds of US$5,422,957 in note (1) to the table represents. We note net proceeds on a pro forma basis reflected in the table appear to be US$5,172,957.
5. In note (1) to the table you mention additional paid in capital, but there is no such line in the table. Please revise as appropriate.
6. It appears from this table total offering expenses including underwriting discounts is
       $1,827,043. Please reconcile this amount to the $1,017,043 of total expenses shown on page 132 and $1,337,043 expected total expenses after proceeds in the narrative following the offering price table in the forefront of the filing. Ensure all expected expenses are reflected and described.
Management
Compensation of Directors and Executive Officers, page 101

7. Please update to reflect the information for the fiscal year ended June 30, 2025. Refer to Item 6.B of Form 20-F.
Related Party Transactions, page 103

8. Please update to reflect the information for the period since the beginning of your preceding three financial years up to the date of the document. Refer to
Item 7.B of
       Form 20-F.
       Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Yarona L. Yieh